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Filed Pursuant to Rule 424(b)(3)
File No. 333-104317

September 15, 2003

Dear Investor(s):

AUGUST PERFORMANCE UPDATE

        August performance was slightly positive for the Grant Park Futures Fund. Detailed performance for the Fund and the individual traders follows below:

	August	2003 YTD	% of Fund	NAV/Unit
Grant Park Futures Fund A Units	0.19%	11.33%	100%	$1,107.452
Grant Park Futures Fund B Units	0.12%	0.12%	100%	$1,001.231
Rabar Market Research	0.02%	11.97%	37%
EMC Capital Management	0.11%	17.40%	31%
Eckhardt Trading	0.47%	6.66%	32%

        Performance was choppy for the Fund during the month of August. Upbeat economic data here in the U.S. led to a surge in global stock prices and supported the U.S. Dollar. Grant Park generated profits in the following markets:

    Global Stock Indices: U.S. markets continued their winning streak with the Dow Jones posting its sixth straight monthly gain. A steady stream of healthy economic data combined with the Federal Reserve's message that it doesn't plan to raise rates for 'a considerable period' pushed investor interest away from bonds and into stocks. This increasing confidence in the U.S. markets led to strength abroad, particularly in the Asian markets, which had been lagging earlier this year.

    Currencies: The improving economic picture here in the U.S. also supported long Dollar positions for the Fund against most major currencies, particularly as the economic outlook for Europe looked more uncertain. The Dollar reached levels against the Euro not seen since this past April.

    Short Term Global Financials: Short-term bond prices fell as the encouraging U.S. economic data had the market speculating about, even pricing in, a Federal Reserve interest rate increase by April of 2004.

    Unleaded Gasoline: Gas prices hit a five-month high due to seasonal demand and supply disruptions on both the west and east coasts.

        Losses were incurred in both the base and precious metals, with long positions in zinc proving the most costly. Zinc prices fell in response to an increase in warehouse inventories. Additional losses were incurred in soybean oil, which rose as a lack of rain in key U.S. growing areas combined with hotter-than-normal temperatures creating fears of significant damage to the current crop.

        We are happy to announce that as of September 1st Dearborn has allocated 20% of the Fund's assets to Graham Capital's Global Diversified Program. We welcome Graham into our stable of traders and look forward to a long and prosperous relationship. For further information on Graham, please refer to our most recent Prospectus.

        Should you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450.

Sincerely,
/s/ MARGARET MANNING Margaret Manning Vice President
Enclosures

Past performance is not necessarily indicative of future results. Futures trading is always subject to the risk of loss.

Performance Hotline: (312) 788-2272 or Toll Free: (866) 516-1574 Performance is reported on a weekly basis.
E-mail: funds@dearborncapital.com

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AUGUST PERFORMANCE UPDATE